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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of: APRIL 4, 2000

                                  TRICOM, S.A.

                 (Translation of registrant's name into English)

         AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                    (Address of principal executives offices)

       Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F    X       Form 40-F
                              -------               -------
       Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes             No    X
                               -------        -------

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                      TRICOM, S.A. ANNOUNCES THE SUCCESSFUL
                     COMPLETION OF ITS CONSENT SOLICITATION

         SANTO DOMINGO, Dominican Republic - April 4, 2000 - TRICOM, S.A. ("TRICOM") (NYSE: TDR) announced today that its consent solicitation with respect to the $200,000,000 principal amount of its 11-3/8% Senior Notes due 2004 (the "Notes") expired at 5:00 p.m., New York City time, on Monday, April 3, 2000 (the "Expiration Date"). At the Expiration Date, the Depositary had received affirmative consents from holders of $185,463,000 aggregate principal amount of the Notes, constituting approximately 93% of the outstanding Notes. The cash tender offer for all of the Notes, launched concurrently with the consent solicitation, is set to expire at 5:00 p.m., New York City time, on Monday, April 17, 2000, unless extended or earlier terminated.

         The purchase price for the Notes and the consent payment will be paid promptly following the Expiration Date for the tender offer, and TRICOM's acceptance of the tendered Notes for purchase, provided that the conditions to the offer have been satisfied or waived by TRICOM. The terms of the tender offer and consent solicitation, including the conditions to TRICOM's obligations to accept the Notes tendered and consents delivered and pay the purchase price and make the consent payment, are set forth in TRICOM's Offer to Purchase and Consent Solicitation Statement, dated March 20, 2000. TRICOM may amend, extend or terminate the tender offer and consent solicitation at any time in its discretion without making any payments with respect thereto.

         Bear, Stearns & Co. Inc. is the dealer manager for the tender offer and the solicitation agent for the consent solicitation. Questions or requests for assistance may be directed to Bear, Stearns & Co. Inc. (telephone: 877-696-BEAR (toll free)). Requests for documentation may be directed to D. F. King & Co., Inc., the information agent for the tender offer and the consent solicitation (telephone: 800-949-2583).

         TRICOM is a full-service telecommunications provider in the Dominican Republic. Through the only completely digital local access network in the Dominican Republic, a wireless network covering 80% of the population and our submarine fiber optic cable systems, we offer local, long distance, mobile, Internet and broadband data transmission services. Through our subsidiary, TRICOM USA, Inc., we own switching facilities in New York and are one of the few Latin American long distance carriers licensed in the United States. For more information, visit TRICOM's Web site at http://www.tricom.net, or phone (809) 476-4044.

         For additional information, please visit TRICOM's Investor Relations website at http://www.tricom.net/investor or contact our Investor Relations Department at the above numbers.

         This press release contains forward-looking statements concerning the company's anticipated future operating results, future revenues and earnings or adequacy of future cash flow. (These forward-looking statements include, but are not limited to, statements containing the words "expect", "believe", "will", "may", "should", "project", "estimate" and like


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expressions, and the negative thereof.) These statements are subject to risks and uncertainties that could cause actual results to differ materially from the statements, including the risks attendant to a growing business in a new industry as well as those risks described in the company's Quarterly or Annual Report.

         CONTACT: TRICOM, S.A.
                  Miguel Guerrero
                  Ph: 809/476-4054
                  e-mail: mguerrero@tricom.com.do
                          or
                  Strategic Growth International, Inc.
                  Richard Cooper / Robert Schatz
                  Ph: 516/829-7111
                  e-mail: sgi@netmonger.net
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                                      SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            TRICOM, S.A.


Dated April 11, 2000                        By: /s/ Marcos J. Troncoso
                                               ----------------------------
                                            Name:  Marcos J. Troncoso
                                            Title: Executive Vice President